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                          August 19, 2021

       J.J. Finkelstein
       President and Chief Executive Officer
       REGENERX BIOPHARMACEUTICALS INC
       15245 Shady Grove Road, Suite 470
       Rockville, MD 20850

                                                        Re: REGENERX
BIOPHARMACEUTICALS INC
                                                            Registration
Statement on Form S-1
                                                            Filed August 16,
2021
                                                            File No. 333-258873

       Dear Mr. Finkelstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kimberly Lowe, Esq.